                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 469 BD 0223 (FORMERLY # 104363320)

in favor of HARTFORD SERIES FUND, INC.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[X] Item 2. Bond Period: from 12:01 a.m. on 07/31/06  to 12:01 a.m.  08/19/07
                                      (MONTH,DAY,YEAR)          (MONTH,DAY,YEAR)

[ ] Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $__________

[ ] Item 4. Subject to Section 4 and 11 hereof,
            the Single Loss Limit of Liability is   $__________
            and the Single Loss Deductible is       $__________

  Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

                                                   Single Loss      Single Loss
Amount applicable to:                          Limit of Liability    Deductible
---------------------                          ------------------   -----------
Insuring Agreement (D)-FORGERY OR ALTERATION   $_________           $________
Insuring Agreement (E)-SECURITIES              $_________           $________
Coverage on Partners (Form No. 14 only)        $_________           $________
Optional Insuring Agreements and Coverages:

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on JULY 31, 2006 and includes effective 7/31/06 as part of this renewal amended Rider # 8 (new threshold amount of $5 billion) and an amended Name Insured rider to provide omnibus wording that would cover 100% of any venture owned more than 50% & covering the Insured's equity interest in any venture owned 50% or less.

3. This rider cancels and replaces prior Rider SR6150C with an effective date of 7/31/2006 which rider was signed, sealed and dated July 26, 2006.

4. All other terms, conditions and limitations of this bond remain in full force and effect.

Signed, Sealed and dated:            St. Paul Fire and Marine Insurance Company
July 30, 2007


                                     By: /s/ DONALD E. ROWE
                                         Attorney in Fact

             AMEND DECLARATIONS PAGE-DISCOVERY FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14
15, 24 AND 25, ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER

REVISED TO JUNE, 1990

SR 6150C

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 469 BD 0225 (FORMERLY # 104363152)

in favor of HARTFORD SERIES FUND, INC.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

[X] Item 2. Bond Period: from 12:01 a.m. on 07/31/06 to 12:01 a.m. 08/19/07
                                        (MONTH,DAY,YEAR)       (MONTH,DAY,YEAR)

[ ] Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $________

[ ] Item 4. Subject to Section 4 and 11 hereof,
            the Single Loss Limit of Liability is   $__________
            and the Single Loss Deductible is       $__________

  Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

                                                  Single Loss       Single Loss
Amount applicable to:                          Limit of Liability    Deductible
---------------------                          ------------------   -----------
Insuring Agreement (D)-FORGERY OR ALTERATION   $_________           $________
Insuring Agreement (E)-SECURITIES              $_________           $________
Coverage on Partners (Form  No. 14 only)       $_________           $________
Optional Insuring Agreements and Coverages:

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on JULY 31, 2006 and includes effective 7/31/06 as part of this renewal amended Rider # 8 (new threshold amount of $5 billion) and an amended Name Insured rider to provide omnibus wording that would cover 100% of any venture owned more than 50% & covering the Insured's equity interest in any venture owned 50% or less.

3. This rider cancels and replaces prior Rider SR6150C with an effective date of 7/31/2006 which rider was signed, sealed and dated July 26, 2006.

4. All other terms, conditions and limitations of this bond remain in full force and effect.

Signed, Sealed and dated:            St. Paul Fire and  Marine Insurance Company
July 30, 2007


                                     By: /s/ DONALD E. ROWE
                                         Attorney in Fact

             AMEND DECLARATIONS PAGE-DISCOVERY FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14
15, 24 AND 25, ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER

REVISED TO JUNE, 1990

SR 6150C

                         THE HARTFORD MUTUAL FUNDS, INC.
                       THE HARTFORD MUTUAL FUNDS II, INC.
                      THE HARTFORD INCOME SHARES FUND, INC.
                           HARTFORD SERIES FUND, INC.
                        HARTFORD HLS SERIES FUND II, INC.



APPROVAL OF JOINT FIDELITY BOND
-------------------------------

     WHEREAS, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Income Shares Fund, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each, a "Company" and collectively, the "Companies") have obtained a joint fidelity bond in the amount of $50 million issued by Travelers that provides coverage to the Companies for loss resulting from larceny, embezzlement, and certain other types of losses, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"); and

     WHEREAS, the Boards approved the joint fidelity bond at a meeting held on July 19, 2006; and

     WHEREAS, the term of the joint fidelity bond expires on August 19, 2007;
     and

     WHEREAS, the Boards will review the terms, conditions, and premiums of the joint fidelity bond applicable to the one year period commencing on August 20, 2007 at a meeting on August 7-8, 2007; and

     WHEREAS, Rule 17g-1 requires the Boards to approve the form and amount of the joint fidelity bond at least once every twelve months; and

     WHEREAS, management has represented to the Boards that the joint fidelity bond provides coverage to the Companies in a form and amount that meets the requirements of Rule 17g-1; and

     WHEREAS, the Boards wish to approve the joint fidelity bond at its current level of coverage pending the Boards' review of the coverage amount at the August 7-8, 2007 meeting; it is hereby

     RESOLVED, that the joint fidelity bond currently in place for the Companies be, and it hereby is, approved through August 19, 2007.